February 22, 2021

Via EDGAR Correspondence Filing

Karen Rossotto

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiverNorth Flexible Municipal Income Fund II, Inc. (the “Fund”) File Nos. 333-239784, 811-23586

Dear Ms. Rossotto:

We have received your comments provided by telephone conference on February 17, 2021, regarding the Registration Statement on Form N-2 for the above captioned Fund (the “Registration Statement”). This letter serves to respond to those comments. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

General

1.	Please file the investment advisory agreements as exhibits to the next pre-effective amendment to the Registration Statement.

Response: The Investment Management Agreement between the Fund and the Adviser and the Sub-Advisory Agreement between the Adviser and the Subadviser are being filed as exhibits to the pre-effective amendment to the Registration Statement that is being filed contemporaneously with this response letter.

2.	We note that in Item 25.1 of pre-effective amendment No. 2 to the Registration Statement it states, “Financial Statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the Investment Company Act of 1940 will be filed…” Please indicate in the next pre-effective amendment that the Financial Statement are filed therewith.

Response: The Registrant confirms that, in the pre-effective amendment being filed contemporaneously with this response, Item 25.1 indicates that the Financial Statements are filed therewith.

3.	Please confirm the number of shares being offered.

Response: The pre-effective amendment being filed contemporaneously with this response will contain the number of shares being registered in this offering, which may be updated pursuant to Rule 462(b) prior to the final offering. The final amount of shares being offered in this offering will be contained in a filing made pursuant to Rule 424(b).

4.	Please include a signed Auditor’s Consent with the next pre-effective amendment to the Registration Statement.

Response: The Registrant confirms that the pre-effective amendment being filed contemporaneously with this response contains an executed Consent of the Independent Accounting Firm.

* * * * * * * *

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact E. Roy Kim at (312) 845-3850 or the undersigned at (312) 845-3273

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter Draney
Walter Draney

cc:	Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.